Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2020 and 2019

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated April 30, 2020 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three months ended March 31, 2020. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2020.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Other Information and Advisories” sections of this MD&A. Additional information including this MD&A, the audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, our Annual Information Form for the year ended December 31, 2019, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Table of Contents
Section

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, Romania and Brazil. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias and Stratoni located in northern Greece. Kisladag, Efemcukuru and Lamaque are wholly-owned gold mines, while 95% owned Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Complementing our producing portfolio is our advanced stage development project, the Skouries gold-copper project (95% ownership) in northern Greece. Skouries is currently on care and maintenance. We are working with the Greek government to achieve the necessary conditions required to restart full construction. These include a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies.
Other development projects in our portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs at Lamaque, Efemcukuru, Olympias and Stratoni in 2020. We also conduct early-stage exploration programs to provide low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,300 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

First Quarter 2020 and Subsequent Period Highlights

•
Proactive steps taken to manage the impact of the novel coronavirus ("COVID-19") pandemic; operations maintained in Turkey and Greece: The Company's mines in Turkey and Greece remained operational throughout Q1. Measures to prevent the spread of COVID-19 and ensure safe working environments were implemented across Eldorado's global sites.

•
Lamaque placed back into operations after temporary suspension, permit for increased underground production received: On March 25, 2020 in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, the Company temporarily ceased mining and processing operations at Lamaque. Operations were restarted on April 15, 2020, however, exploration drilling activities continue to be curtailed in accordance with the mandated restrictions. The Company also received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of Triangle underground mine production at Lamaque from 1,800 tonnes per day ("tpd") to 2,650 tpd.

•
Supporting our communities in response to COVID-19 pandemic: The Company has allocated an initial $500,000 of financial and in-kind support to local communities in Turkey, Canada, Greece, Romania and Brazil so that they may better respond to impacts of the pandemic. Donations include: personal protective equipment and sanitizing products, medical equipment for local hospitals, and food and other supplies for vulnerable populations.

•
Partial draw-down of credit facility as proactive measure: On March 30, 2020, the Company drew $150 million under its revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds, however, proceeds will be used for general corporate purposes, as required.

•
Steady production and 2020 annual guidance maintained: Gold production totalled 115,950 ounces in Q1 2020, an increase of 40% from Q1 2019 production of 82,977 ounces. Eldorado is maintaining its 2020 annual guidance of 520,000 - 550,000 ounces of gold at an all-in sustaining cost of $850-950 per ounce sold.

•	All-in sustaining costs lower quarter-on-quarter: Q1 2020 all-in-sustaining costs of $952 per ounce sold were lower than Q1 2019 ($1,132 per ounce sold).

•
Strong financial liquidity: The Company currently has $363.6 million of cash, cash equivalents and term deposits and approximately $36 million available under the remaining $100 million of the revolving credit facility, with $64 million of capacity on the facility allocated to secure certain reclamation obligations in connection with its operations.

•
Net loss and adjusted net earnings attributable to shareholders: Q1 2020 net loss attributable to shareholders of the Company was $4.9 million or $0.03 loss per share (Q1 2019: net loss attributable to shareholders of the Company of $27.0 million, or $0.17 loss per share). Adjusted net earnings attributable to shareholders of the Company in Q1 2020 was $12.5 million, or $0.08 per share (Q1 2019: adjusted net loss attributable to shareholders of the Company of $21.1 million, or $0.13 loss per share).

•
Increased EBITDA: Q1 2020 EBITDA was $84.7 million ($4.9 million in Q1 2019) and Q1 2020 adjusted EBITDA was $90.0 million ($12.5 million in Q1 2019). Adjustments in both periods included, among other things, share based compensation and losses on asset disposals.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Key Business Developments
Response to the COVID-19 Pandemic
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. These include:

•
Task observations to ensure that workplace controls in place are effective in maintaining physical distance. Procedures will be modified where necessary to create safe distance. Tasks that cannot be effectively modified are discontinued until an appropriate change can be implemented.

•	Pre-emptive measures such as temperature screening before accessing sites, encouraging increased hand-washing and physical-distancing and limiting all non-essential travel.

•	Advising employees to stay at home if they are at risk or have family members at home at risk.

•
Following recommendations of the World Health Organization, local health authorities and advice of jurisdictional governments. We have taken precautionary steps to educate our employees about the symptoms and transmission of the virus with clear instructions on what to do if they feel unwell.

•	Isolation procedures, should an employee or contractor test positive for COVID-19.

•	Limiting access to our offices and sites to essential people only to reduce unnecessary exposure. We have also implemented controls during delivery of supplies and materials to our offices and sites.

•	Working with local communities to distribute hygiene supplies and to educate them on preventative measures to reduce the spread of the virus.
We have been prudent in preparing for the uncertainty around COVID-19 and how it will affect our business. We implemented a crisis management plan in early March and are continuing to optimize and improve our approach to this situation through observations and learning, sharing information across our sites and across our industry. We continue to monitor our operating environments closely and are continuing to take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.
On March 30, 2020, we reported that we drew $150 million under our revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required.
Temporary Suspension of Lamaque Operations and COVID-19 Impact on Operations
On March 25, 2020, in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing operations at Lamaque. Mining operations and processing planned maintenance were restarted on April 15, 2020. A limited number of essential personnel remained on site during the shutdown to maintain appropriate health, safety, security and environmental systems. Exploration drilling activities continue to be curtailed in accordance with the mandated restrictions and are expected to resume once restrictions are lifted.
No significant disruptions to production were experienced at other sites in Q1 2020, however, manpower was reduced by approximately 25% at all sites beginning in mid-March as employees at risk, or with family members at risk, were advised to remain home. Regulations implemented by the Turkish government in late March requiring any employees over the age of 65 or with underlying health conditions to remain at home were consistent with precautionary measures already implemented. The reduction in manpower resulted in reduced maintenance of the Kisladag heap leach pad in Q1 2020 and has led to a recent reduction in irrigation rates. This is expected to have a slight negative impact on production at Kisladag in future quarters. We continue to monitor the impact on 2020 production and operational profitability at all sites.
Reduced manpower at Kisladag has also resulted in a slower rate of waste stripping than planned during Q1 2020. We continue to monitor the progress of waste stripping to assess the impact, if any, on production in 2021 and beyond. We have temporarily suspended some other non-essential sustaining and growth capital projects and continue to review our 2020 capital budgets to further reduce expenditures if required.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

No disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stocks and the availability of critical supplies where shortages of these supplies could negatively impact production.
No disruption was experienced in Q1 2020 with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. However, we are monitoring the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
2020 Outlook
We are maintaining our 2020 annual guidance of 520,000-550,000 ounces of gold production with average cash operating costs expected to be $550-600 per ounce sold and all-in sustaining costs expected to be $850-950 per ounce sold.
Kisladag Mine Life Extension
On February 20, 2020, we announced a 15-year mine life extension at Kisladag based on the completed long-cycle heap leach testwork and the planned replacement of the tertiary crushing circuit with a high-pressure grinding roll ("HPGR") circuit. Results of the test work indicate that increased leach times at Kisladag, in conjunction with HPGR, increases heap leach life of mine recovery to approximately 56% and extends mine life through 2034.
Increased Asset Base in Quebec and Lamaque Expansion Permit Approval
On January 15, 2020, we announced the discovery of the Ormaque Zone, a new high-grade gold zone at our Lamaque Operations near Val d'Or, Quebec. See the section - Exploration and Evaluation for additional information. This discovery, together with the completion of two investments in early-stage exploration opportunities in the Eastern Abitibi region in late 2019, has increased our asset base in Quebec.
On March 24, 2020, we received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of underground production from the Triangle underground mine from 1,800 tonnes per day to 2,650 tonnes per day. See additional detail in the section - Operations Update - Lamaque.
At-the-Market Equity Program ("ATM Program")
On September 26, 2019, we established an ATM program which allows the issue of up to $125 million of common shares from treasury from time to time at prevailing market prices. In Q1 2020, 2,186,382 common shares were issued under the ATM program at an average selling price of $9.35 per share. Net proceeds from the common shares issued in Q1 2020 were $20.1 million. See additional detail in the section - Financial Condition and Liquidity.
Technical Reports
On March 3, 2020, we filed three separate technical reports for our Kisladag, Olympias and Efemcukuru projects each prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical report for Kisladag was filed to confirm the above-noted mine life extension and the technical reports for Olympias and Efemcukuru were filed to update certain scientific and technical information regarding these mines.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2020	2019
Revenue (1)	$204.7	$80.0
Gold revenue (1)	$183.7	$54.5
Gold produced (oz) (2)	115,950	82,977
Gold sold (oz) (1)	116,219	43,074
Average realized gold price ($/oz sold) (6)	$1,580	$1,265
Cash operating costs ($/oz sold) (3,6)	627	625
Total cash costs ($/oz sold) (3,6)	678	652
All-in sustaining costs ($/oz sold) (3,6)	952	1,132
Net loss for the period (4)	(4.9)	(27.0)
Net loss per share – basic ($/share) (4)	(0.03)	(0.17)
Adjusted net earnings (loss) (4,5,6,7)	12.5	(21.1)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	0.08	(0.13)
Cash flow from operating activities before changes in working capital (6,8)	69.4	8.2
Free cash flow (6)	7.2	(64.0)
Cash, cash equivalents and term deposits	$363.6	$227.5

(1)	Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q1 2019).

(2)	Includes pre-commercial production at Lamaque (Q1 2019).

(3)	By-product revenues are off-set against cash operating costs.

(4)	Attributable to shareholders of the Company.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures'.

(6)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

(7)	Q1 2019 has been adjusted to conform with 2020 presentation. See the section 'Non-IFRS Measures' for detail.

(8)	Q1 2019 amount has been adjusted to reflect reclassifications in cash flow from operating activities in the current period.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Review of Financial and Operating Performance
Production, Sales and Revenue
In Q1 2020, we produced 115,950 ounces of gold, an increase of 40% over Q1 2019 production of 82,977 ounces.

•
Kisladag produced 50,176 ounces, an increase of 84% from Q1 2019 production of 27,247 ounces, as a result of the suspension of new ore placement on the heap leach pad from April 2018 through March 2019. However, production was lower than expected during Q1 2020 as a result of elevated rainfall leading to increased levels of gold inventory in the solution ponds and higher-grade solutions being recirculated to the leach pad.

•
Lamaque produced 27,353 ounces, an increase of 39% from Q1 2019 production of 19,678 ounces during the pre-commercial production period. Production in Q1 2020 was negatively impacted by a temporary suspension of operations from March 25, 2020 to April 15, 2020.

•	Efemcukuru produced 23,239 ounces, a decrease of 11% from Q1 2019 production of 26,124 ounces, primarily as a result of lower average grade.

•
Olympias produced 15,182 ounces, an increase of 53% from Q1 2019 production of 9,928 ounces, as a result of an increase in tonnes processed and introduction of measures in the second half of 2019 to increase underground mine production volumes.

Gold sales in Q1 2020 totalled 116,219 ounces, compared with 43,074 ounces sold in Q1 2019. The higher sales volume compared with the prior year reflected increases at all mines, primarily 26,728 ounces sold from Lamaque following its commencement of commercial operations in April 2019, an additional 24,345 ounces sold from Kisladag following the resumption of mining activities in April 2019 and an additional 17,403 ounces sold from Efemcukuru due to delays in sales in Q1 2019.
The average realized gold price was $1,580 in Q1 2020, 25% higher than the average realized gold price of $1,265 in Q1 2019. The gold price rose in the second half of 2019 and further increased in the first quarter amid economic uncertainty around the COVID-19 pandemic.
Total revenue was $204.7 million in Q1 2020, an increase of 156% from total revenue of $80.0 million in Q1 2019. The increase was due to increased sales volumes combined with higher gold prices and included $42.8 million of revenue contributed by Lamaque following the commencement of commercial operations in April 2019.
Unit Cost Performance
Cash operating     costs in Q1 2020 averaged $627 per ounce sold, a slight increase from $625 per ounce sold in Q1 2019. The increase was primarily due to cash operating costs per ounce sold at Efemcukuru and Lamaque being negatively impacted by mining and processing lower-grade ore in the quarter, resulting in fewer ounces produced. Cash operating costs per ounce sold at Olympias were also negatively impacted by lower silver and base metal prices, which reduce cash operating costs as by-product credits. These increases were almost fully offset by a decrease in cash operating costs per ounce sold at Kisladag in Q1 2020 as a result of the partial reallocation of processing costs to ounces in leach pad inventory following the resumption of mining in April 2019.
AISC per ounce sold averaged $952 in Q1 2020, compared with $1,132 in Q1 2019. The decrease reflected lower AISC per ounce sold at Kisladag as a result of lower cash operating costs per ounce sold in Q1 2020, combined with a minimal change in sustaining capital expenditure from the prior period. AISC per ounce sold also improved at Efemcukuru as a result of a decrease in sustaining capital expenditure from the prior year, and AISC in Q1 2019 being negatively impacted by lower sales volumes. These decreases were partially offset by an increase in AISC at Olympias as a result of higher cash operating costs per ounce sold as well as increased investment in sustaining capital.
Other Expenses
Depreciation expense totalled $52.4 million in Q1 2020, compared with $20.2 million in Q1 2019. The increase reflected higher production and sales volumes in the first quarter, as a significant portion of our property, plant and equipment depreciates over mine life on a unit-of-production basis calculated based on mineral reserves.
Mine standby costs decreased to $4.0 million in Q1 2020 from $8.0 million in Q1 2019. Mine standby costs in Q1 2020 were related to Skouries, Vila Nova and Perama Hill as well as $1.1 million incurred during the period from March 25,

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

2020 through March 31, 2020 when operations were temporarily ceased at Lamaque in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province. Mine standby costs in Q1 2019 included $5.6 million at Kisladag prior to the resumption of mining activities in April 2019.
Finance costs totalled $16.2 million in Q1 2020, compared with $7.3 million in Q1 2019. The significant increase was partially due to interest no longer being capitalized following the commencement of commercial operations at Lamaque in April 2019. In Q1 2019, $3.8 million of interest was capitalized relating to Lamaque. Finance costs in Q1 2020 also included a $4.4 million loss on revaluation of a derivative related to redemption options in our debt.
Tax expense totalled $21.4 million in Q1 2020, compared to tax expense of $6.0 million in Q1 2019. The significant increase was a result of higher sales volumes in the first quarter with current tax expense of $18.7 million including $17.7 million relating to operations in Turkey and $1.0 million of Quebec mining duties for Lamaque. Deferred income tax expense of $2.8 million consists of $12.2 million of expense related to the weakening of local currencies in which income tax is determined, primarily the Lira and Real, and partially offset by deferred tax recoveries related to other changes in temporary differences, including for property, plant and equipment.
Net Earnings to Shareholders
We reported a net loss attributable to shareholders of $4.9 million ($0.03 loss per share) in Q1 2020, compared to a net loss of $27.0 million ($0.17 loss per share) in Q1 2019. Net loss in Q1 2020 is primarily attributable to increased finance costs and increased tax expense in line with higher sales volumes and the weakening of local currencies in which income tax is determined.
Adjusted net earnings were $12.5 million ($0.08 per share) in Q1 2020, compared to adjusted net loss of $21.1 million ($0.13 loss per share) in Q1 2019. Adjusted net earnings in Q1 2020 removes, among other things, a $12.2 million loss on foreign exchange due to translation of deferred tax balances and the $4.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Operations Update
Gold Operations

	3 months ended March 31,
	2020	2019
Total
Ounces produced (1)	115,950	82,977
Ounces sold (2, 4)	116,219	43,074
Cash operating costs ($/oz sold) (4,5)	$627	$625
All-in sustaining costs ($/oz sold) (4,5)	$952	$1,132
Sustaining capital expenditures (5)	$19.4	$10.8
Kisladag
Ounces produced (3)	50,176	27,247
Ounces sold	51,600	27,255
Cash operating costs ($/oz sold) (5)	$451	$558
All-in sustaining costs ($/oz sold) (5)	$578	$703
Sustaining capital expenditures (5)	$3.0	$3.1
Lamaque
Ounces produced (1)	27,353	19,678
Ounces sold (2)	26,728	n/a
Cash operating costs ($/oz sold) (5)	$641	n/a
All-in sustaining costs ($/oz sold) (5)	$1,042	n/a
Sustaining capital expenditures (5)	$8.3	n/a
Efemcukuru
Ounces produced	23,239	26,124
Ounces sold (4)	23,221	5,818
Cash operating costs ($/oz sold) (4,5)	$642	$636
All-in sustaining costs ($/oz sold) (4,5)	$864	$1,394
Sustaining capital expenditures (5)	$3.1	$3.6
Olympias
Ounces produced	15,182	9,928
Ounces sold	14,670	10,001
Cash operating costs ($/oz sold) (5)	$1,196	$800
All-in sustaining costs ($/oz sold) (5)	$1,646	$1,284
Sustaining capital expenditures (5)	$5.0	$4.1

(1)	Includes pre-commercial production at Lamaque (Q1 2019).

(2)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019).

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	Efemcukuru unit costs in Q1 2019 were impacted by lower ounces sold resulting from delayed shipments in Q1 2019 that were completed in Q2 2019.

(5)	These measures are non-IFRS measures. See the section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Quarterly Review – Operations
Kisladag

Operating Data	3 months ended March 31,
	2020	2019
Tonnes placed on pad (1)	2,667,375	—
Head grade (g/t Au) (1)	0.93	—
Gold ounces produced	50,176	27,247
Gold ounces sold	51,600	27,255
Cash operating costs ($/oz sold)	$451	$558
All-in sustaining costs ($/oz sold)	$578	$703
Financial Data
Gold revenue	$81.7	$35.6
Depreciation and depletion	12.6	3.8
Earnings from mining operations	43.2	16.0
Sustaining capital expenditures	$3.0	$3.1

(1)	Suspension of ore placement on the pad from Q2 2018 - Q1 2019.

Kisladag produced 50,176 ounces of gold in Q1 2020, an increase from 27,247 ounces in Q1 2019. The increase was the result of reduced production in Q1 2019 due to the suspension of new ore placement on the leach pad from April 2018 through March 2019. Production was lower than expected during Q1 2020 as a result of elevated rainfall leading to increased levels of gold inventory in the solution ponds and higher-grade solutions being recirculated to the leach pad. The gold in solution is expected to be recovered over the spring and summer months as drier conditions allow for this extra solution to be processed.
In Q1 2020, 2,667,375 tonnes of ore were mined, crushed and placed on the Kisladag heap leach pad. Tonnes placed on the pad were slightly lower than planned, reflecting reduced crusher throughput due to wet ore. As expected, ore placed on the pad in the first quarter had an average grade of 0.93 grams per tonne, with the average grade expected to increase in subsequent quarters.
As discussed in the section - Key Business Developments, proactive steps were taken at the mine site in response to the COVID-19 pandemic and resulted in a reduction in manpower during the quarter. While this did not significantly impact production in Q1 2020, reduced maintenance of the heap leach pad as a result of reduced manpower has led to a recent reduction in irrigation rates and is expected to have a slight negative impact on production in future quarters.
Gold revenue increased to $81.7 million in Q1 2020 from $35.6 million in Q1 2019, reflecting higher production and increased gold prices during the quarter.
Cash operating costs per ounce sold improved to $451 in Q1 2020 from $558 in Q1 2019. The significant improvement was primarily due to the reallocation of certain processing costs to leach pad gold inventory following the resumption of mining in April 2019. AISC per ounce sold improved to $578 in Q1 2020 from $703 in Q1 2019, primarily due to lower cash operating costs per ounce sold from cost reallocations and improved efficiencies. Sustaining capital expenditures of $3.0 million in Q1 2020 primarily included placement of inter-lift liner and mine equipment overhauls.
Growth capital expenditures of $7.3 million in Q1 2020 included waste stripping to support a mine life extension through 2034. Waste stripping was at a slower rate than planned in Q1 2020 as a result of reduced manpower and we continue to monitor the progress to assess the impact, if any, on production in 2021 and beyond. Work is also continuing on the installation of a high-pressure grinding roll (HPGR) circuit with orders about to be placed and delivery scheduled for 2021. The HPGR circuit is expected to improve heap leach recovery, with the total cost of approximately $35 million being incurred during 2020 and 2021.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Lamaque

Operating Data	3 months ended March 31,
	2020	2019
Tonnes milled	146,548	n/a
Head grade (g/t Au)	6.05	n/a
Average recovery rate	96.0%	n/a
Gold ounces produced (1)	27,353	19,678
Gold ounces sold (2)	26,728	n/a
Cash operating costs ($/oz sold)	$641	n/a
All-in sustaining costs ($/oz sold)	$1,042	n/a
Financial Data
Gold revenue	$42.6	n/a
Depreciation and depletion	17.4	n/a
Earnings from mining operations	7.6	n/a
Sustaining capital expenditures	$8.3	n/a

(1)	2019 includes 19,678 ounces produced from ore mined during the pre-commercial production period.

(2)	2019 does not include 15,922 ounces sold from ore mined during the pre-commercial production period.

Lamaque produced 27,353 ounces of gold in Q1 2020, reflecting good ore availability and a shift to lower-grade ore stopes, resulting in an average grade of 6.05 grams per tonne. Commercial operations commenced at Lamaque in April 2019 with 19,678 ounces of gold produced in Q1 2019 during the pre-commercial production period.
While gold production met expectations for most of the quarter, production later in the quarter was negatively impacted by a reduction in tonnes milled as a result of a temporary suspension of operations from March 25, 2020 to April 15, 2020. The suspension was in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province. All available doré inventory was sold to refineries prior to the suspension. Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments.
Gold revenue of $42.6 million was realized in Q1 2020 from gold sales of 26,728 ounces. Gold revenue benefited from an increase in gold price during the quarter.
Cash operating costs per ounce sold were $641 in Q1 2020, primarily reflecting the shift to ore from lower-grade stopes that resulted in fewer ounces produced. Mine standby costs of $1.1 million were expensed during the period from March 25, 2020 through March 31, 2020 when mining and processing activities were suspended. AISC per ounce sold was $1,042 in Q1 2020 and included $8.3 million of sustaining capital expenditure related primarily to underground development and processing upgrades. Growth capital expenditure totalled $2.8 million in Q1 2020 and included equipment purchases and technical studies.
In March 2020, we received a Certificate of Authorization from the Quebec Ministry of Environment to allow for the expansion of underground production from the Triangle deposit from 1,800 tonnes per day to 2,650 tonnes per day. Beginning in Q2 2020, production at Triangle will be increased toward a nominal 2,200 tonnes per day to maximize the available mill capacity. Engineering work continued during the quarter on further expansion beyond the current mill capacity through additional investment in the process plant to support increased development and conversion of inferred resources at the Triangle deposit.
Testing of Minrail, an alternative mechanized mining technology for extraction of shallow dipping structures, was initiated during the quarter. Current resources potentially mineable by this technology are estimated at 160kt at an average of 9.16 g/t. We expect to have results on the Minrail technology during Q3. Successful implementation of Minrail technology later this year could support increased exploration opportunities to expand resources in gently-dipping vein systems, common to the Lamaque project area.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Efemcukuru

Operating Data	3 months ended March 31,
	2020	2019
Tonnes milled	129,467	126,816
Head grade (g/t Au)	6.45	7.49
Average recovery rate (to concentrate)	93.5%	93.8%
Gold ounces produced	23,239	26,124
Gold ounces sold	23,221	5,818
Cash operating costs ($/oz sold) (1)	$642	$636
All-in sustaining costs ($/oz sold) (1)	$864	$1,394
Financial Data
Gold revenue	$38.9	$7.5
Depreciation and depletion	10.3	2.3
Earnings from mining operations (1)	11.9	1.4
Sustaining capital expenditures	$3.1	$3.6

(1)	Efemcukuru unit costs and earnings in Q1 2019 were impacted by lower ounces sold resulting from delayed shipments in Q1 2019 that were completed in Q2 2019.

Efemcukuru produced 23,239 ounces of gold in Q1 2020, a decrease from 26,124 ounces in Q1 2019. The decrease in production was primarily due to lower average grade, partly mitigated by an increase in tonnes milled.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower resulting from these measures, there was no significant impact on production in the quarter. No significant delays with concentrate sales have been experienced to date as a result of the COVID-19 pandemic, although we continue to monitor the potential impact on markets.
Gold revenue increased to $38.9 million in Q1 2020 from $7.5 million in Q1 2019 and benefited from higher gold prices in Q1 2020. Despite strong production in Q1 2019, there was a build-up of concentrate inventory in that quarter as a result of a contract dispute with a customer and delays in concentrate shipments due to inclement weather. The delayed shipments were completed in Q2 2019.
Cash operating costs per ounce sold increased to $642 in Q1 2020, from $636 in Q1 2019. Cash operating costs in Q1 2020 were negatively impacted by lower average grade and continued higher transportation costs and treatment charges due to changes in market conditions. Cash operating costs in Q1 2019 were negatively impacted by reduced sales volumes as a result of the delayed shipments.
AISC per ounce sold was $864 in Q1 2020, compared to $1,394 in Q1 2019, with AISC in Q1 2019 negatively impacted by the reduced sales volumes. Sustaining capital expenditure of $3.1 million in Q1 2020 primarily included underground development. Work also continued on the installation of a column flotation system, planned to be operational in late Q3 2020. The column flotation system is expected to improve concentrate grade and quality and lower transportation and concentrate treatment charges.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Olympias

Operating Data	3 months ended March 31,
	2020	2019
Tonnes milled	106,938	78,148
Head grade (g/t Au)	7.89	7.42
Average recovery rate (to concentrate)	84.8%	84.4%
Gold ounces produced (1)	15,182	9,928
Gold ounces sold	14,670	10,001
Silver ounces produced (1)	220,475	130,104
Lead tonnes produced (1)	2,066	1,411
Zinc tonnes produced (1)	2,348	2,217
Cash operating costs ($/oz sold)	$1,196	$800
All-in sustaining costs ($/oz sold)	$1,646	$1,284
Financial Data
Gold revenue	$20.5	$11.5
Silver and base metal revenue	10.5	13.8
Depreciation and depletion	11.1	13.1
(Loss) earnings from mining operations	(7.3)	(10.1)
Sustaining capital expenditures	$5.0	$4.1

(1)	Payable metal produced.

Olympias produced 15,182 ounces of gold in Q1 2020, a 53% increase from 9,928 ounces in Q1 2019. The increase reflected 106,938 tonnes of ore milled in Q1 2020, the highest quarterly volume in six quarters. The improvement resulted from measures introduced in the second half of 2019 to increase production volumes, including increased capital development, improvements to the paste backfill process and other operational improvement initiatives. Production also benefited from higher average gold grade in Q1 2020. Silver, lead and zinc production increased in Q1 2020 as compared to Q1 2019 primarily as a result of increased processing volumes.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. These measures resulted in a reduction in manpower at the mine site and in recent weeks, there has also been a slight reduction in contractor manpower for underground development as a result of travel restrictions. While this did not significantly impact either production or underground development in the first quarter, we continue to monitor the impact on production in future quarters. No significant delays in concentrate sales have been experienced to date as a result of the COVID-19 pandemic, although we continue to monitor the potential impact on markets.
Gold revenue increased to $20.5 million in Q1 2020 from $11.5 million in Q1 2019 as a result of increased sales volumes and higher gold prices in the first quarter. Olympias sold 14,670 ounces of gold in Q1 2020 in line with increased production. Silver and base metal revenue decreased to $10.5 million in Q1 2020 from $13.8 million in Q1 2019 as a result of the timing of sales, combined with lower metal prices.
Cash operating costs per ounce sold increased to $1,196 in Q1 2020 from $800 in Q1 2019 but represented an improvement from unit costs in the second half of 2019 as a result of increased production. The increase in unit costs in Q1 2020 compared to Q1 2019 is primarily a result of lower silver and base metal prices, which reduce cash operating costs as by-product credits. The increase in unit costs were partially mitigated by the increase in production in the first quarter.
AISC per ounce sold increased to $1,646 in Q1 2020 from $1,284 in Q1 2019 primarily as a result of the increase in cash operating costs per ounce sold. Sustaining capital expenditure increased to $5.0 million in Q1 2020 from $4.1 million in Q1 2019 and was primarily incurred to increase underground development.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Stratoni

Operating Data	3 months ended March 31,
	2020	2019
Tonnes milled	46,260	37,258
Pb head grade	6.0%	5.8%
Zn head grade	10.4%	9.8%
Tonnes of concentrate produced	12,083	9,254
Tonnes of concentrate sold	11,866	7,840
Average realized concentrate price ($/t sold) (1)	$798	$1,459
Cash operating costs ($/t of concentrate sold)	$1,073	$1,202
Financial Data
Concentrate revenues	$9.5	$11.2
(Loss) earnings from mining operations	(4.4)	1.6
Sustaining capital expenditures	$0.7	$0.0

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 12,083 tonnes of concentrate during Q1 2020, an increase from 9,254 tonnes in Q1 2019. Production in the first quarter reflected an increase in tonnes milled, combined with higher average grades.
Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Despite a reduction in manpower resulting from these measures, there was no significant impact on production in the first quarter. No significant delays with concentrate sales have been experienced to date as a result of the COVID-19 pandemic, although we continue to monitor the potential impact on markets.
Concentrate revenues decreased to $9.5 million in Q1 2020 from $11.2 million in Q1 2019, due to the lower average realized concentrate price, despite an increase in tonnes of concentrate sold. The lower average realized concentrate price was due to decreases in both lead and zinc prices from Q1 2019.
Cash operating costs per tonne sold decreased slightly to $1,073 in Q1 2020 from $1,202 in Q1 2019 as increased production volumes were partially offset by continued higher market concentrate treatment charges.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Development Projects
Skouries – Greece
While Skouries continues to remain on care and maintenance pending a full re-start of construction, certain construction activities that were suspended in 2017, including construction of the mill building, pebble crusher and the flotation building, were initiated in late 2019 to protect the plant assets. Capital expenditures totalled $0.7 million in Q1 2020 and included construction works, including pouring concrete at the mill building.
Proactive steps taken at the project site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. We continue to review our 2020 capital budgets to further reduce expenditures if required.
In September 2019, we received electromechanical installation permit approvals from the Greek Ministry of Energy, Environment and Climate Change and in October 2019, we received approval for the Skouries building permit which allowed us to begin installation of the Skouries mill building. Additionally, consent to relocate an ancient mining furnace from the Skouries open pit area was received from the Central Archaeological Council in 2019 with works planned for mid-2020.
Eldorado continues to work with the Greek government to achieve the necessary terms and conditions required to re-start full construction at Skouries. These include approval to implement dry stack tailings at Skouries, a stable regulatory framework and assurances that provide appropriate foreign direct investor protection and dispute resolution as well as regulatory approval for subsequent permits and technical studies. Discussions with the Greek government are currently paused as they focus on responding to the COVID-19 pandemic in the country.
Spending on care and maintenance activities totalled $2.1 million in Q1 2020 and is included in mine standby costs.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which was largely on hold since 2014. Work began on updating the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and project designs updated for changes in legislation, best practices and possible optimizations of the site and process. The permitting documentation is being reassessed and updated.
Tocantinzinho Project – Brazil
In August 2019, an updated technical report was completed for Tocantinzinho with an effective date of June 21, 2019 and filed on SEDAR. Highlights of the study at an estimated gold price of $1,300 include an IRR of 13.4% and an NPV of $216 million at a 5% discount rate. At an estimated gold price of $1,500, IRR is 19.7% with an NPV of $409 million at a 5% discount rate. Capital expenditure totalled $0.5 million in Q1 2020.
Vila Nova – Brazil
In July 2019, we executed a sale agreement for the Vila Nova iron ore mine for consideration of $9 million in cash and subject to the purchaser securing financing and other standard closing conditions. The sale was not completed and we are currently in discussions with other potential purchasers. Vila Nova was placed on care and maintenance at the end of 2014 pending a recovery of iron ore prices. Proactive steps taken at the mine site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Spending totalled $0.3 million in Q1 2020 and is included in mine standby costs.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. During the quarter, some minor construction work was completed, and environmental monitoring continued at the site. Proactive steps taken at the project site in response to the COVID-19 pandemic are discussed in the section - Key Business Developments. Spending totalled $1.1 million in Q1 2020 and is included in exploration and evaluation expenditure. We are currently evaluating strategic options for Certej.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Exploration and Evaluation
Exploration and evaluation expenditures in Q1 2020 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece and project generation and early-stage projects in Turkey.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In Q1 2020, exploration and evaluation expense totalled $3.2 million relating primarily to Certej, Turkey and Lamaque and $2.0 million was capitalized relating to resource expansion programs primarily at Lamaque, Efemcukuru, Olympias and Stratoni. In Q1 2020, we completed a total of 21,720 metres of drilling. Drilling activities at the Lamaque operations and at the Stratoni Mine site were paused in late March 2020 as a result of measures to address the COVID-19 pandemic.
At Lamaque, 13,787 metres of drilling were completed in Q1 2020, focused on resource expansion in the lower Triangle deposit, further defining the Ormaque zone and testing nearby early-stage targets. Work is currently in progress to update resource models for the Triangle deposit to support a reserve update in late 2020. 4,900 metres of drilling were completed at the newly-discovered Ormaque zone, located midway between the Triangle underground mine and the Sigma Mill. High-grade gold mineralization at Ormaque occurs within networks of gently-dipping quartz-tourmaline-carbonate veins similar to those mined historically in parts of the Sigma deposit. All drilling activities at Lamaque were curtailed from March 25, 2020 in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, and are expected to resume once restrictions are lifted.
At Efemcukuru, exploration activities focused on fieldwork defining new targets in the area between the Kokarpinar and Kestane Beleni vein systems for drill-testing later in 2020. Greenfields exploration activities in Turkey included early-stage drilling programs at the Bambal, Atalan and SHK projects totalling 853 metres.
At Stratoni, 1,148 metres of drilling were completed in Q1 2020 targeting downdip extensions of the Mavres Petres orebody. At Olympias, 3,327 metres of drilling were completed during Q1 2020. This drilling tested targets peripheral to the main ore zones within and along contacts of the host marble units.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities was $53.3 million in Q1 2020 compared to net cash used of $0.6 million in Q1 2019. The increase was primarily a result of higher sales volumes and a higher average realized gold price. Taxes paid of $14.7 million in Q1 2020 primarily related to operations in Turkey, and to a lesser extent, mining duties for Lamaque. Interest payments of $2.8 million were made in Q1 2020, primarily relating to the $200 million term loan and the revolving credit facility.
The negative working capital change in Q1 2020 primarily reflects a decrease in accounts payable due to the timing of payments and an increase in accounts receivable due to increased sales volumes in the quarter. The movements in accounts payable and accounts receivable include refundable sales taxes.
Investing Activities
In Q1 2020, we invested $40.5 million in capital expenditures on a cash basis, of which $19.4 million related to sustaining capital expenditures and $11.7 million related to growth capital expenditures. Sustaining capital expenditure primarily related to underground development, equipment overhauls and the placement of inter-lift liners at Kisladag. Growth capital expenditures included waste stripping at Kisladag and expansion projects at Lamaque and Olympias.

Capital Expenditures	Q1 2020	Q1 2019
Kisladag	$3.0	$3.1
Lamaque	8.3	—
Efemcukuru	3.1	3.6
Olympias	5.0	4.1
Sustaining capital expenditures	$19.4	$10.8

Kisladag	$7.3	$6.6
Lamaque (1)	2.8	10.2
Olympias	1.6	1.7
Growth capital expenditures	$11.7	$18.5

Lamaque	$0.7	$1.1
Efemcukuru	0.1	0.4
Olympias	0.5	—
Capitalized evaluation costs	$1.3	$1.5

Skouries	$0.7	$0.2
Stratoni	1.4	—
Tocantinzinho	0.5	0.8
Other projects	0.7	0.1
Total capital expenditures	$35.7	$32.0

Reconciliation to cash capital expenditures:
Capital accruals	$5.8	$36.6
Lease additions	(1.0)	(2.5)
Capitalized depreciation	—	(4.6)
Total cash capital expenditures	$40.5	$61.4

(1)
Growth capital expenditure for Lamaque in Q1 2019 is presented net of $4.6 million of net proceeds from pre-commercial production sales prior to the commencement of commercial operations in April 2019, and does not include $3.8 million of interest that was capitalized in that quarter relating to construction.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Financing Activities
On September 26, 2019, we established an at-the-market equity program (the "ATM Program") which allows the issue of up to $125 million of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company's sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until September 26, 2021.
As at March 31, 2020, 8,291,340 common shares were issued under the ATM Program at an average selling price of $8.26 per share, including 2,186,382 common shares issued in Q1 2020 at an average selling price of $9.35 per share. Gross proceeds from the common shares issued in Q1 2020 were $20.5 million and net proceeds were $20.1 million, after deducting $0.4 million of fees paid to the sales agent. We received $26.4 million in cash from the ATM Program in Q1 2020, including $6.5 million of cash transferred from the sales agent in early January 2020 for shares issued in late December 2019.
On June 5, 2019, we completed an offering of $300 million senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.
The senior secured notes contain covenants that restrict, among other things, our ability to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. We are in compliance with these covenants at March 31, 2020.
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
The TARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in compliance with these covenants at March 31, 2020.
Both the term loan and revolving credit facility bear interest at LIBOR ("London Inter-Bank Offered Rate") plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at March 31, 2020 our current interest charges and fees are as follows: LIBOR plus margin of 2.5% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.6667%) on non-financial letters of credit secured by the revolving credit facility and 0.6250% standby fees on the available and undrawn portion of the revolving credit facility.
On March 30, 2020, we drew $150 million under the revolving credit facility and this amount remains outstanding at March 31, 2020. The draw-down was a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic and we have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required. Availability under the credit facility is also reduced by non-financial letters of credit issued against the facility as described in the section below.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Capital Resources

	March 31, 2020	December 31, 2019
Cash, cash equivalents and term deposits	$363.6	$181.0
Working capital	249.3	205.9
Debt	$635.1	$479.7

At March 31, 2020, we had unrestricted cash and cash equivalents and term deposits of $363.6 million compared to $181.0 million at March 31, 2019. The increase is primarily due to the $150 million draw-down under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required. The increase also included $26.4 million of ATM proceeds received in Q1 2020.
At March 31, 2020, we have $35.9 million available under our $250 million revolving credit facility. As at March 31, 2020, we had outstanding EUR 57.6 million and CAD $0.4 million ($64.1 million) in non-financial letters of credit. The non-financial letters of credit were issued to secure certain obligations in connection with our operations and reduce availability under the revolving credit facility by corresponding amounts.
Working capital at March 31, 2020 excludes $12.0 million of assets and $4.2 million of liabilities relating to Vila Nova that have been classified as held-for-sale.
We believe that the working capital of $249.3 million as at March 31, 2020, together with future cash flows from operations and access to the remaining undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at March 31, 2020 are outlined below:

	Within 1 year	2 years	3 years	4 years	5 years	Total
Debt (1)	$66.7	$66.7	$66.7	$150.0	$300.0	$650.0
Purchase obligations	39.5	0.4	0.4	0.1	0.1	40.5
Totals	$106.2	$67.1	$67.0	$150.1	$300.1	$690.5

(1)	Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include repayment of the $150 million draw-down under the revolving credit facility in March 2020 that has been presented in the table above at June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations relate primarily to mine development expenditures at Olympias, mine operating costs at Kisladag and capital projects at Efemcukuru.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Quarterly Results

	2020	2019	2019	2019	2019	2018	2018	2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$204.7	$191.9	$172.3	$173.7	$80.0	$92.8	$81.1	$153.2
Impairment charge (reversals), net of tax	–	(68.2)	—	(11.7)	–	234.4	94.1	—
Net earnings (loss) (1)	($4.9)	$91.2	$4.2	$12.2	($27.0)	($218.2)	($128.0)	($24.4)
Net earnings (loss) per share (1)
- basic	(0.03)	0.57	0.03	0.08	(0.17)	(1.38)	(0.81)	(0.15)
- diluted	(0.03)	0.56	0.03	0.08	(0.17)	(1.38)	(0.81)	(0.15)

(1)	Attributable to shareholders of the Company.

Revenue and net earnings in Q1 2020 were negatively impacted by the COVID-19 pandemic, primarily from the temporary suspension of operations at Lamaque from March 25, 2020 to April 15, 2020. Revenue in Q1 2020 benefited from an increase in the average realized gold price during the quarter amid economic uncertainty as a result of COVID-19.
Revenue and earnings were impacted by delayed shipments of Efemcukuru concentrate in Q1 2019 that were completed in Q2 2019. This timing issue resulted in lower sales volumes in Q1 2019 and higher sales volumes in Q2 2019.
The commencement of commercial operations at Lamaque in Q2 2019 positively impacted both revenue and net earnings (loss) in the respective subsequent periods. The suspension of placement of new ore on the Kisladag heap leach pad negatively impacted revenue and net earnings in the second half of 2018 and in the first half of 2019.
Net earnings in Q3 2018 and Q4 2018 were negatively impacted by impairments of our assets in Greece and Turkey. Net earnings in Q2 2019 and Q4 2019 were positively impacted by impairment reversals relating to Vila Nova and Kisladag, respectively.

Outstanding Share Information

Common Shares Outstanding (1)
- as of March 31, 2020	167,252,834
- as of April 30, 2020	167,252,834
Share purchase options - as of April 30, 2020 (Weighted average exercise price per share: Cdn$11.28)	5,649,277

(1)	Includes treasury stock.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Non-IFRS Measures
We have included certain non-IFRS measures in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q1 2020	Q1 2019
Production costs (1)	$101.4	$51.9
Stratoni production costs (2)	(12.8)	(9.6)
Production costs – excluding Stratoni	88.6	42.3
By-product credits	(9.8)	(14.2)
Royalty expense and production taxes	(5.9)	(1.2)
Cash operating costs	$72.9	$26.9
Gold ounces sold	116,219	43,074
Cash operating cost per ounce sold	$627	$625

(1)	Includes inventory write-downs.

(2)	Base metals production.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$25.0	($0.4)	$0.1	($1.5)	$23.3	51,600	$451
Lamaque	17.5	(0.2)	—	(0.2)	17.1	26,728	641
Efemcukuru	11.7	(0.5)	3.4	0.2	14.9	23,221	642
Olympias	20.5	(8.7)	3.4	2.4	17.5	14,670	1,196
Total consolidated	$74.8	($9.8)	$7.0	$0.9	$72.9	116,219	$627

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended March 31, 2019:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$11.8	($0.3)	$0.1	$3.6	$15.2	27,255	$558
Efemcukuru	11.8	(0.1)	0.9	(8.9)	3.7	5,818	636
Olympias	15.2	(13.8)	2.2	4.4	8.0	10,001	800
Total consolidated	$38.8	($14.2)	$3.2	($0.9)	$26.9	43,074	$625

(1)	Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q1 2020	Q1 2019
Cash operating costs	$72.9	$26.9
Royalties and production taxes	5.9	1.2
Total cash costs	$78.8	$28.2
Gold ounces sold	116,219	43,074
Total cash costs per ounce sold	$678	$652

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.
As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q1 2020	Q1 2019 (1)
Total cash costs	$78.8	$28.2
Corporate and allocated G&A	8.8	8.8
Exploration and evaluation costs	2.1	0.5
Reclamation costs and amortization	1.6	0.7
Sustaining capital expenditure	19.4	10.8
AISC	$110.6	$48.8
Gold ounces sold	116,219	43,074
AISC per ounce sold	$952	$1,132

(1)	Excludes ounces sold and associated costs for pre-commercial production sales at Lamaque (Q1 2019).

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.3	$2.7	$26.0	$0.1	$—	$0.7	$3.0	$29.8	51,600	$578
Lamaque	17.1	0.5	17.7	—	1.5	0.3	8.3	$27.8	26,728	1,042
Efemcukuru	14.9	1.8	16.7	—	0.1	0.2	3.1	$20.1	23,221	864
Olympias	17.5	0.9	18.4	—	0.5	0.3	5.0	$24.2	14,670	1,646
Corporate (1)	—	—	—	8.7	—	—	—	$8.7	—	75
Total consolidated	$72.9	$5.9	$78.8	$8.8	$2.1	$1.6	$19.4	$110.6	116,219	$952

(1)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended March 31, 2019:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$15.2	$0.6	$15.8	$0.1	$—	$0.2	$3.1	$19.2	27,255	$703
Efemcukuru	3.7	0.2	3.9	—	0.5	0.2	3.6	8.1	5,818	1,394
Olympias	8.0	0.4	8.4	—	—	0.3	4.1	12.8	10,001	1,284
Corporate (1)	—	—	—	8.7	—	—	—	8.7	—	201
Total consolidated	$26.9	$1.2	$28.2	$8.8	$0.5	$0.7	$10.8	$48.8	43,074	$1,132

(1)
Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2020	Q1 2019
General and administrative expenses (from consolidated statement of operations)	$8.3	$7.0
Add:
Share-based payments expense	1.8	2.9
Employee benefit plan expense	0.7	0.6
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.5)	(0.4)
Depreciation in G&A	(0.6)	—
Business development	(0.8)	(0.5)
Development projects	(0.2)	(0.9)
Adjusted corporate general and administrative expenses	$8.7	$8.7
Regional general and administrative costs allocated to gold mines	0.1	0.1
Corporate and allocated general and administrative expenses per AISC	$8.8	$8.8

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q1 2020	Q1 2019
Exploration and evaluation expense (from consolidated statement of operations)	$3.2	$5.4
Add:
Capitalized evaluation cost related to operating gold mines	1.3	0.5
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(2.4)	(5.4)
Exploration costs per AISC	$2.1	$0.5

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2020	Q1 2019
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.5	$0.6
Add:
Depreciation related to asset retirement obligation assets at operating gold mines	1.2	0.3
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.3)
Reclamation costs and amortization per AISC	$1.6	$0.7

Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Reconciliation of Sustaining Capital and Growth Capital:

	Q1 2020	Q1 2019
Additions to property, plant and equipment (from notes to the consolidated financial statements)	$35.7	$35.8
Capitalized evaluation expenditure	(2.0)	(1.5)
Growth and development project capital expenditure	(13.6)	(19.6)
Capitalized interest	—	(3.8)
Sustaining capital expenditure Stratoni (1)	(0.7)	—
Sustaining capital expenditure at operating gold mines	$19.4	$10.8

(1)	Base metals production.

Average Realized Gold Price per ounce sold
In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q1 2020	Q1 2019
Revenue	$204.7	$80.0
Less non-gold revenue	(21.0)	(25.4)
Gold revenue	$183.7	$54.5
Gold oz sold	116,219	43,074
Average realized gold price per ounce sold	$1,580	$1,265

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Adjusted Net Earnings (Loss) Attributable to Shareholders
Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance payments; gain (loss) on sale of securities, and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations. Adjusted net earnings (loss) and adjusted net earnings (loss) per share in 2019 has been adjusted to conform with presentation in subsequent periods.
Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q1 2020	Q1 2019
Net loss attributable to shareholders of the Company	($4.9)	($27.0)
Loss (gain) on foreign exchange translation of deferred tax balances	12.2	5.9
(Gain) loss on redemption option derivative	4.4	—
Lamaque standby costs, net of tax (1)	0.8	—
Total adjusted net earnings (loss) (2)	$12.5	($21.1)
Weighted average shares outstanding	165,211	158,318
Adjusted net earnings (loss) per share ($/share) (2)	$0.08	($0.13)

(1)	Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

(2)	Q1 2019 has been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course losses on disposal of assets ($0.1 million) and inventory write-downs ($3.0 million)

EBITDA, Adjusted EBITDA
EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

	Q1 2020	Q1 2019
Earnings (loss) before income tax	$15.9	($21.3)
Depreciation, depletion and amortization (1)	52.9	20.2
Interest income	(0.4)	(1.2)
Finance costs	16.2	7.3
EBITDA	$84.7	$4.9
Share-based payments	1.8	2.9
Loss (gain) on disposal of assets	2.5	0.1
Proceeds on pre-commercial production sales, net	—	4.6
Lamaque standby costs (2)	1.1	—
Adjusted EBITDA (3)	$90.0	$12.5

(1)	Includes depreciation within general and administrative expenses.

(2)	Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

(3)	Q1 2019 figures have been adjusted to conform with 2020 presentation by including adjustments relating to net proceeds of pre-commercial production ($4.6M).

Free Cash Flow
Free cash flow is a non-IFRS measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities, less cash used in investing activities before increases or decreases in cash from term deposits or restricted cash. Changes in cash balances relating to term deposits or restricted cash are not considered to be representative of our ability to generate cash.

	Q1 2020	Q1 2019
Cash generated by (used in) operating activities	$53.3	($0.6)
Less: Cash used in investing activities	(96.5)	(63.8)
Add back: Increase in term deposits	51.5	—
Add back: (Decrease) increase in restricted cash	(1.2)	0.4
Free cash flow	$7.2	($64.0)

Working Capital
Working capital is a non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.
Working capital for the periods highlighted is as follows:

	As at March 31, 2020	As at December 31, 2019
Current assets	$609.3	$423.4
Current liabilities	360.0	217.5
Working capital	$249.3	$205.9

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Cash Flow from Operations before Changes in Working Capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement the consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: global outbreaks and COVID-19; political, economic and other risks specific to the jurisdictions where we operate; our ability to maintain community relations and social license; natural phenomena including climate change and related health and social effects; our ability to maintain adequate liquidity and financing; the inherent risk associated with project development and permitting processes; our ability to service and repay our debt; environmental risks; deterioration of global economic conditions; new or amended government regulation; commodity price risk; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; the occurrence of unpredictable geological or metallurgical factors; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; and changes to operating and capital cost assumptions. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2019, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2020 include the following:
COVID-19 and Liquidity Risk
Our business could be significantly adversely affected by the effects of any widespread global outbreak of contagious diseases. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downtown that could affect demand for our products and likely impact operating results. In particular, the recent outbreak of COVID-19 has had a negative impact on global financial conditions. We cannot accurately predict the impact COVID-19 will have on our operations, the fair value of our assets, our ability to obtain financing, third parties’ ability to meet their obligations with us, the length of travel and quarantine restrictions imposed by governments of the countries in which we operate as well as uncertainties relating to the severity of the disease and the duration of the outbreak.
In March 2020,we drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We have no immediate need for the funds, however, proceeds will be used for general corporate purposes as required. We continue to monitor our capabilities to meet ongoing debt and other commitments, including reviewing our operating costs and capital budget to reduce expenditures if required.
In accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020. During this period we ramped down activity and maintained only essential personnel on site responsible for maintaining appropriate health, safety, security and environmental systems. In the event that the prevalence of COVID 19 continues to increase (or fears in respect of COVID 19 continue to increase), governments, including those beyond the Province of Quebec, may continue to increase regulations and restrictions regarding the flow of labour or products, and travel bans, and our operations, suppliers, customers and distribution channels, and the ability to advance our projects, could be significantly adversely affected. In particular, should any of our employees or consultants become infected with COVID-19 or similar pathogens, it could have a material negative impact on our operations and prospects.
We have implemented what we believe to be the necessary processes, policies and controls in each of our jurisdictions in which we operate in order to adequately respond to developments relating to COVID-19, including to further protect the health and safety of our workforce, their families and neighboring communities. However, with the uncertainties surrounding the rapid development and the resulting implications globally, there is no assurance that any policies and procedures that have been or that may be put in place will mitigate the risks or that they will not cause us to experience less favourable economic and health and safety outcomes.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Interest Rate Risk
Our outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, we additionally drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At March 31, 2020, $200 million is outstanding under the term loan and $150 million is outstanding under the revolving credit facility. A 1% increase in the variable interest rate would result in a $3.5 million decrease in net earnings on an annualized basis.

These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2019 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Significant Judgments and Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 are the same as those applied in the audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018 other than as described below.
Interest rate benchmark reform
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.
Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. The Company adopted this standard and there was no material impact on its consolidated financial statements.
Qualified Person
Except as otherwise noted, Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019 of words such as "anticipates", "believes", "budget", “continue”, "estimates", "expected", "expects", "forecasts", "foresee", "future", "guidance", "intends", "opportunity", "plans", "projected", "scheduled" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations, our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill, increasing the amount of material that can be taken from the Triangle deposit and other options to increase the production from Triangle such as an underground decline, the successful implementation of Minrail technology at Lamaque and its ability to support increased exploration opportunities to expand resources, the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemcukuru, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, completion and results of the mine plan at Lamaque and expanded production, completion of construction at Skouries, planned capital and exploration expenditures, conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating free cash flow, expected metallurgical recoveries and improved concentrate grade and quality, gold price outlook and the global concentrate market, the ATM program, the Pension Plan and the SERP, and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19, results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31,

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

2019 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.
While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2020 and 2019

Corporate Information
Directors

George Albino [2,3]	Chairman of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Pamela Gibson [1,3]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Christos Balaskas	VP and General Manager, Greece
Mehmet Yilmaz	VP and General Manager, Turkey
Lincoln Silva	VP and General Manager, Brazil
Nicolae Stanca	VP and General Manager, Romania
Cara Allaway	VP Finance
Sam Houston	VP Capital Projects and Engineering
Peter Lewis	VP Exploration
Lisa Ower	VP Human Resources

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager Investor Relations
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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